Exhibit 99.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0981)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (“AGM”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on Tuesday, 30th May, 2006 at 4:00 p.m. for the purpose of transacting the following business:

ORDINARY BUSINESS

1.	To receive and consider the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended 31st December, 2005.

2.	To elect a class I director (“Class I Director”) and authorize the board of directors of the Company (the “Board of Directors”) to fix his remuneration.

3.	To re-elect two retiring class II directors (“Class II Directors”) and to elect one Class II Director and authorize the Board of Directors to fix their remuneration.

4.	To re-elect a retiring class III director (“Class III Director”) and authorize the Board of Directors to fix his remuneration.

5.	To re-appoint Deloitte Touche Tohmatsu as Auditors of the Company and authorize the Audit Committee of the Board of Directors to fix their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

6.	To grant a general mandate to the Board of Directors to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding twenty per cent. of the issued share capital of the Company as at the date of the resolution (as adjusted) (the “Issue Mandate”).

7.	To grant a general mandate to the Board of Directors to repurchase shares of the Company, not exceeding ten per cent. of the issued share capital of the Company as at the date of the resolution (the “Repurchase Mandate”).

8.	Conditional on the passing of resolutions 6 and 7 approving the Issue Mandate and the Repurchase Mandate, to authorize the Board of Directors to allot, issue, grant, distribute and otherwise deal with the additional authorized but unissued shares in the Company repurchased by the Company.

9.	To approve amendments to the 2004 stock option plan of the Company.

10.	To approve amendments to the 2004 equity incentive plan of the Company.

11.	To approve amendments to the 2004 employees stock purchase plan of the Company.

12.	To approve a standard form of stock option plan for adoption by subsidiaries of the Company.

Notes:

1.	This is a summary of the full text of the Notice of AGM (“Notice”). The full text of the Notice is contained in a circular dated 28th April, 2006 to shareholders with further information about the business to be conducted at the AGM.

2.	A member entitled to attend and vote at the AGM convened by the Notice is entitled to appoint more than one proxy to attend and vote instead of him. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands. A proxy need not be a member of the Company.

3.	To be valid, a form of proxy must be delivered to the Company’s registrar, Computershare Hong Kong Investor Services Limited, Hopewell Centre, 46th Floor, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the AGM or adjourned AGM (or 24 hours before a poll is taken, if the poll is not taken on the same day as the AGM or adjourned AGM). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary or an office copy) must be delivered to the Company’s registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the AGM or any adjournment thereof should he so wish.

4.	The register of members of the Company will be closed from 19th May, 2006 to 30th May, 2006 (both days inclusive), during which period no transfer of shares in the Company will be registered. All persons who are registered holders of the Company’s shares on 30th May, 2006, the record date for the AGM, will be entitled to attend and vote at the AGM.

5.	In relation to Resolution 2, Albert Y. C. Yu, will offer himself for election as a Class I Director.

6.	In relation to Resolution 3, two Directors, Ta-Lin Hsu and Lip-Bu Tan, whose initial appointments as Directors took effect on 25th September, 2001 and 3rd November, 2001 respectively and who were re-appointed as Directors and designated as Class II Directors on 18th March, 2004, will retire from office at the AGM pursuant to Article 90 of the Articles of Association, and will all offer themselves for re-election. Jiang Shang Zhou will offer himself for election as a Class II Director.

7.	In relation to Resolution 4, one Director, Fang Yao, whose appointment as a Director took effect on 6th February, 2006 and who was designated as Class III Director, will retire from office at the AGM pursuant to Article 126 of the Articles of Association, and will offer himself for re-election.

8.	In relation to Resolution 7, an explanatory statement (as required by the Listing Rules) is set out in Appendix I to the circular containing the Notice.

9.	By Resolutions 6 and 8, approval is being sought from the shareholders of the Company, as a general mandate in compliance with the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital of the Company, together with such number of shares as may be repurchased by the Company pursuant to the general mandate under Resolution 7, as more particularly described in Resolutions 6 to 8.

10.	By Resolutions 9 to 11, approval is being sought from the shareholders of the Company to amend the 2004 Stock Option Plan, the 2004 Equity Incentive Plan and the 2004 Employee Stock Purchase Plan as set out in Appendix II to the circular containing the Notice including the amendments to be proposed at the AGM.

11.	By Resolution 12, approval is being sought from the shareholders of the Company to approve the standard form of stock option plan for adoption by subsidiaries of the Company from time to time as set out in Appendix III to the circular containing the Notice.

12.	The 2004 Stock Option Plan, the 2004 Equity Incentive Plan, the 2004 Employee Stock Purchase Plan and the standard form of stock option plan for adoption by subsidiaries of the Company are in the English language. Accordingly, Resolutions 9 to 12 will, if passed, be passed in the English language. The translation into the Chinese language of the Notice in the Chinese version of the circular containing the Notice is for information only.

By Order of the Board
Semiconductor Manufacturing International Corporation
Anne Wai Yui Chen
Company Secretary

Hong Kong, 28th April, 2006

Principal place of business:

18 Zhangjiang Road

PuDong New Area

Shanghai 201203

People’s Republic of China

Registered Office :

P. O. Box 309 GT

Ugland House, George Town

Grand Cayman

Cayman Islands

Members of the Board:

Yang Yuan Wang as Chairman and independent non-executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and executive Director of the Company; Fang Yao as non-executive Director of the Company; and Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw and Lip-Bu Tan as independent non-executive Directors of the Company.

*	For identification purposes only